JOHNSON
ASSET MANAGEMENT

2021 WINNER - REFINITIV LIPPER FUND AWARD

The Johnson Equity Income Fund is a 2021 winner of the Refinitiv Lipper Fund Award for “Best Fund over 5 Years” for Equity Income Funds.

Lipper Equity Income Funds Universe is composed of funds that, by prospectus language and portfolio practice, seek relatively high current income and growth of income by investing at least 65% of their portfolio in dividend-paying equity securities.


REFINITIV LIPPER FUND AWARDS
2021 WINNER
UNITED STATES
Johnson Equity Income Fund
Johnson Investment Counsel Inc
Best Fund over 5 Years
Equity Income Funds
Robert Jenkins
HEAD OF RESEARCH
Pradeep Menon
MANAGING DIRECTOR, GLOBAL HEAD OF INVESTING AND ADVISORY
REFINITIV

The Refinitiv Lipper Fund Awards, granted annually, highlight funds and fund companies that have excelled in delivering consistently strong risk-adjusted performance relative to their peers. The Refinitiv Lipper Fund Awards are based on the Refinitiv Lipper Fund Awards Methodology. Classification averages are calculated with all eligible share classes for each eligible classification. The calculation periods extend over 36, 60 and 120 months. The highest Lipper Leader® for Consistent Return (Effective Return) value within each eligible classification determines the fund classification winner over three, five or 10 years. The Lipper leader for Consistent Return rating is a risk-adjusted performance measure based on the Effective Return computation. Lipper Ratings for Consistent Return are computed for all Lipper classifications with five or more distinct portfolios and span both equity and fixed-income funds (e.g., large cap core, General U.S. Treasury, etc.). The ratings are subject to change every month and are calculated for the following periods: three-year, five-year, 10-year, and overall. The overall calculation is based on an equal-weighted average of percentile rankings of the Consistent Return metrics over three-, five- and 10-year periods (if applicable). The highest 20% of funds in each classification are named Lipper Leaders for Consistent Return, the next 20% receive a rating of 4, the middle 20% are rated 3, the next 20% are rated 2 and the lowest 20% are rated 1. For more information, see lipperfundawards.com. Although Refinitiv Lipper makes reasonable efforts to ensure the accuracy and reliability of the data contained herein, the accuracy is not guaranteed by Refinitiv Lipper. The award may not be representative of every client’s experience. Johnson Investment Counsel has confirmed that the Johnson Equity Income Fund is a 2021 winner of the Refinitiv Lipper Award for “Best Fund over 5 Years” for Equity Income Funds. However, Johnson Investment Counsel does not review or confirm the information provided to Refinitiv Lipper Awards, nor does Johnson confirm or review the accuracy of the Refinitiv Lipper Fund Awards’ rankings of the Johnson Equity Index Fund . The award is not indicative of future performance and there is no guarantee of future investment success.

Before you invest, you may want to review the Fund's Prospectus and Statement of Additional information, which contains more information about the Fund and its risks. You can find the Fund's Prospectus and other information about the fund online at www.johnsonmutualfunds.com. You can also get this information at no additional cost by calling (800) 541-0170 or by sending an email request to prospectus@johnsonmutualfunds.com.



JOHNSON EQUITY INCOME FUND

FIRST QUARTER 2021





CONTENTS

INVESTMENT TEAM	PAGE 3
INVESTMENT OBJECTIVE & PHILOSOPHY	PAGE 4
INVESTMENT PROCESS	PAGE 8
RISK MANAGEMENT & SELL DISCIPLINE	PAGE 10
PORTFOLIO CHARACTERISTICS	PAGE 11
PERFORMANCE	PAGE 12



REFINITIV LIPPER
FUND AWARDS

2021 WINNER
UNITED STATES

JOHNSON
ASSET MANAGEMENT

2021 WINNER - REFINITIV LIPPER FUND AWARD

The Johnson Equity Income Fund is a 2021 winner of the Refinitiv Lipper Fund Award for "Best Fund over 5 Years" for Equity Income Funds.

Lipper Equity Income Funds Universe is composed of funds that, by prospectus language and portfolio practice, seek relatively high current income and growth of income by investing at least 65% of their portfolio in dividend-paying equity securities.


REFINITIV LIPPER FUND AWARDS
2021 WINNER
UNITED STATES

Johnson Equity Income Fund

Johnson Investment Counsel Inc

Best Fund over 5 Years
Equity Income Funds

Robert Jenkins
HEAD OF RESEARCH

Pradeep Menon
MANAGING DIRECTOR,
GLOBAL HEAD OF INVESTING
AND ADVISORY

REFINITIV

The Refinitiv Lipper Fund Awards, granted annually, highlight funds and fund companies that have excelled in delivering consistently strong risk-adjusted performance relative to their peers. The Refinitiv Lipper Fund Awards are based on the Refinitiv Lipper Fund Awards Methodology. Classification averages are calculated with all eligible share classes for each eligible classification. The calculation periods extend over 36, 60 and 120 months. The highest Lipper Leader® for Consistent Return (Effective Return) value within each eligible classification determines the fund classification winner over three, five or 10 years. The Lipper leader for Consistent Return rating is a risk-adjusted performance measure based on the Effective Return computation. Lipper Ratings for Consistent Return are computed for all Lipper classifications with five or more distinct portfolios and span both equity and fixed-income funds (e.g., large cap core, General U.S. Treasury, etc.). The ratings are subject to change every month and are calculated for the following periods: three-year, five-year, 10-year, and overall. The overall calculation is based on an equal-weighted average of percentile rankings of the Consistent Return metrics over three-, five- and 10-year periods (if applicable). The highest 20% of funds in each classification are named Lipper Leaders for Consistent Return, the next 20% receive a rating of 4, the middle 20% are rated 3, the next 20% are rated 2 and the lowest 20% are rated 1. For more information, see lipperfundawards.com. Although Refinitiv Lipper makes reasonable efforts to ensure the accuracy and reliability of the data contained herein, the accuracy is not guaranteed by Refinitiv Lipper. The award may not be representative of every client's experience. Johnson Investment Counsel has confirmed that the Johnson Equity Income Fund is a 2021 winner of the Refinitiv Lipper Award for "Best Fund over 5 Years" for Equity Income Funds. However, Johnson Investment Counsel does not review or confirm the information provided to Refinitiv Lipper Awards, nor does Johnson confirm or review the accuracy of the Refinitiv Lipper Fund Awards' rankings of the Johnson Equity Index Fund . The award is not indicative of future performance and there is no guarantee of future investment success.

Before you invest, you may want to review the Fund's Prospectus and Statement of Additional information, which contains more information about the Fund and its risks. You can find the Fund's Prospectus and other information about the fund online at www.johnsonmutualfunds.com. You can also get this information at no additional cost by calling (800) 541-0170 or by sending an email request to prospectus@johnsonmutualfunds.com.



EQUITY INCOME INVESTMENT TEAM

Charles Rinehart, CFA, CAIA

Portfolio Strategy Team
Portfolio Manager, Principal
11 years

Bret Parrish, CFA

Portfolio Strategy Team
CIO Equities, Principal
28 years

Research Analysts

Research Associates

William Jung, CFA

Portfolio Strategy Team
Research Analyst:
Financials
20 years

Joe Edelstein, CFA

Research Analyst:
Consumer Discretionary, Consumer Staples
16 years

Eric Bachus, CFA

Portfolio Strategy Team
Portfolio Manager Assistant
2 years

Chris Godby, CFA

Research Analyst:
Technology, Communication Services
13 years

Bryan Andress, CFA

Research Analyst:
Industrials, Energy, Materials, Utilities
7 years

Treven Mitchell

Research Associate
2 years

Brad Morrissey, CFA

Research Analyst:
REITs
3 years

Joe Abbott

Research Analyst:
Health Care
2 years

Previn Pandey

Research Associate
1 year

Team and years of experience as of 3/31/2021.



INVESTMENT OBJECTIVE

Objective

The Johnson Equity Income strategy seeks to consistently outperform the S&P 500 Index over a full market cycle. We seek to protect and enhance the spending power of capital over time through a focused discipline on quality and yield.

We build structural advantage into portfolios by:

» Eliminating low quality securities from our investment universe
» Focusing on providing lasting and growing investment income
» Reducing volatility to maximize the power of compounding returns

Portfolio

» U.S. large cap equity universe

» Bottoms-up security selection

» Market cap over $1 billion

» Diversified portfolio of 40-60 securities

» Historically lower volatility than the S&P 500

» Expected annual turnover between 20 - 40%

» Emphasis on quality companies with reliable income

WHAT IS "QUALITY" AND WHY IS IT IMPORTANT?

When times are tough, investments in the best companies can provide a safe port in the storm. It is for this reason we invest solely in high quality companies.

Most investors claim they invest in high quality companies, but fewer can succinctly describe what that means. For us, high quality investments are those in companies with high returns on investment, stable earnings, and low leverage. Over time, investing in companies with these characteristics has reduced risk and increased returns.





Note: "High Quality" is defined as top quintile and "Low Quality" is defined as bottom quintile of Russell 1000 Universe based on the average of the following 7 quality factors: 3 year average CFROIC, CFROIC – WACC, 3 year standard deviation of sales growth, 3 year standard deviation of gross margins, 3 year standard deviation of EBIT margins, net debt/CFFO, and pretax interest coverage.

❯ SOURCE: FACTSET

OUR QUALITY FOCUS HELPS REDUCE VOLATILITY

While the stock market is a proven wealth compounder over time, periods of significant volatility are normal and expected. Simply reducing portfolio volatility is an effective return enhancer over time even if it means not getting 100% of the market's upside.

The Market Has Risen Steadily Over Time Despite Frequent Setbacks (1980 – 2020)*

Intra-Year Drop % (Right)   S&P 500 (Left)

Reduced Volatility Leads to Superior Compounding

JEQIX   S&P 500

*Data is based on price returns and does not include dividends

❯ SOURCE: FACTSET, BLOOMBERG



DIVIDENDS MATTER – ESPECIALLY FOR THE LONG RUN

Dividends may seem like a small component of total return but the longer your time horizon, the more important they become. That is why we are devoted to providing above average dividend yields and dividend growth to our investors.

Unlike other accounting-based measures of corporate profitability, dividend yield and dividend growth are easily measured and difficult to manipulate. A healthy and growing dividend is often a sign of a healthy and growing business.





> SOURCE: BLOOMBERG

Data as of 1/31/1950 – 12/31/2020; based on S&P 500 returns



INVESTMENT PROCESS: IDEA GENERATION



Equity Income Universe
» Market cap over $1 billion
» Increasing shareholder yield through dividend increases, buybacks and/or debt reduction
» Social responsibility criteria

Quality Review
» Strong management team
» Sustainable competitive advantage
» Strong balance sheet
» High quality earnings stream

Valuation Discipline
» Securities will not be purchased unless there is a compelling valuation opportunity
» Primary tool is discounted cash flow

Portfolio Risk
» Every name is evaluated in the context of portfolio volatility and bear market sensitivity

Equity Income Portfolio
» Diversified portfolio of 40-60 securities



INVESTMENT PROCESS: FUNDAMENTAL ANALYSIS

Dedicated sector analysts leverage their depth of company and industry knowledge to further analyze and assess companies based on quality and valuation.

QUALITY	VALUATION
• Reliability and experience of management team • Superior industry fundamentals • Sustainable competitive advantage • Balance sheet strength • High quality of earnings	• Detailed financial modeling • Discounted cash flow analysis • Relative valuation versus sector, industry and peers • Industry specific measures

PORTFOLIO CANDIDATE

ANALYST RECOMMENDATION → TEAM DISCUSSION → INVESTMENT DECISION



RISK MANAGEMENT & SELL DISCIPLINE

RISK MANAGEMENT

SECURITY LEVEL

- Quality companies with solid fundamentals
- Strong cash flows to support balance sheet
- Experienced management teams
- Avoid aggressive accounting methods
- Avoid major legal/regulatory issues

PORTFOLIO LEVEL

- Diversification by company, sector and industry
- Diversified portfolio of 40-60 securities
- Lower volatility than the index
- Deliver dividend yield greater than the S&P 500 Index
- Maintain a lower valuation than the market

SELL DISCIPLINE

- Price of a security has surpassed our fair value estimate
- We find a more compelling opportunity
- Security falls out of the investment universe
- Original fundamental thesis is no longer valid or has materially changed



PORTFOLIO CHARACTERISTICS

COMMENTARY

» Quality bias is evident in both the higher return profile of portfolio companies (CFROI) and relative overweighting in more highly rated securities (balance sheet quality)

» Higher quality historically leads to lower volatility (Beta)

PORTFOLIO CHARACTERISTICS

	PORTFOLIO	S&P 500
BETA	0.94	1.00
YIELD	1.58%	1.41%
FORWARD EV/EBITDA	17.96	20.01
MEDIAN 3 YEAR CFROI	20.25%	16.85%
MARKET CAPITALIZATION (BILLIONS)	$266.23	$495.10
% OF PORTFOLIO HOLDINGS WITH S&P CREDIT RATING OF A- OR HIGHER*	61.7%	31.9%

Note: Portfolio weights as of 3/31/2021; characteristics as of 4/14/2021 and exclude cash balance. Beta based on last 5 years vs S&P 500.

*Excludes unranked stocks

**S&P 500 Sector Weights as of 3/31/2021

RELATIVE SECTOR ALLOCATION



■ S&P 500   ■ Johnson Equity Income Fund

» SOURCE: FACTSET, BLOOMBERG, HOLT

PERFORMANCE



JOHNSON EQUITY INCOME FUND
(periods ending 3/31/2021)



	1 Year	3 Year	5 Year	Since Inception
JEQIX	50.86%	16.37%	15.95%	9.98%
S&P 500	56.35%	16.78%	16.29%	10.14%
LIPPER EQUITY INCOME INDEX	47.41%	11.17%	11.69%	7.92%

■ JEQIX   ■ S&P 500   ■ LIPPER EQUITY INCOME INDEX

ANNUAL RETURNS

	2021	2020	2019	2018	2017	2016	2015	2014	2013	2012
JOHNSON EQUITY INCOME FUND	6.16%	12.24%	34.07%	-2.68%	25.03%	12.16%	-6.56%	7.73%	31.09%	15.48%
S&P 500	6.17%	18.40%	31.49%	-4.38%	21.83%	11.96%	1.38%	13.69%	32.39%	16.00%
LIPPER EQUITY INCOME INDEX	8.24%	4.72%	26.38%	-6.61%	16.43%	14.34%	-2.96%	10.69%	28.70%	13.70%

Note: Past performance is not indicative of future results. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original costs. This presentation is supplemental information to the Johnson Investment Counsel performance disclosures. Johnson Equity Income Fund returns shown reflect gross performance less a 1% fee for this Fund (as of the Fund's most recent prospectus dated May 1, 2020.) The table does not reflect the deduction of taxes that a shareholder would have to pay on Fund distributions or on redemptions of Fund shares. The inception date for the fund is January 1, 2006. The S&P 500 is the Fund's primary benchmark and the Lipper Equity Income Index is a supplemental index. The Lipper Equity Income Funds Index is an unmanaged index that tracks funds seeking relatively high current income and growth of income by investing at least 65% of their portfolio in dividend-paying equity securities.

≫SOURCE: JOHNSON ASSET MANAGEMENT, ZEPHYR

JOHNSON ASSET MANAGEMENT

PERFORMANCE VS. PEER UNIVERSE

Johnson Equity Income Fund vs Lipper Equity Income Funds Universe



16%
14%
12%
10%
8%
6%
4%
RETURN
YTD
3 Years
5 Years
7 Years
10 Years
JOHNSON EQUITY INCOME FUND
LIPPER EQUITY INCOME IX
S&P 500
5TH TO 25TH PERCENTILE
25TH PERCENTILE TO MEDIAN
MEDIAN TO 75TH PERCENTILE
75TH TO 95TH PERCENTILE

__Note:__ Johnson Equity Income Fund returns shown reflect gross performance less a 1% fee for this strategy. Returns as of 3/31/2021. Lipper Equity Income Funds Universe is composed of funds that, by prospectus language and portfolio practice, seek relatively high current income and growth of income by investing at least 65% of their portfolio in dividend-paying equity securities. The S&P 500 is the Fund's primary benchmark and the Lipper Equity Income Index is a supplemental index. Past performance is not indicative of future returns.

SOURCE: ZEPHYR



THANK YOU

JOHNSONASSET.COM

513.389.2770

 CINCINNATI

 CHICAGO

 NEW YORK



JOHNSON
ASSET MANAGEMENT

IMPORTANT DISCLOSURES

***Disclosure**: One of our most responsibilities to client and prospective clients is to communicate in an open and direct manner. Some of our comments in this presentation are based on current management expectations and are considered "forward-looking statements". Actual future results, however, may prove to be different from our expectations. We cannot promise future results. Any performance expectations presented here should not be taken as any guarantee or other assurance as to future results. Our opinions are a reflection of our best judgement at the time this presentation was created, and we disclaim any obligation to update or alter forward-looking statements as a result of new information, future events or otherwise. The material contained herein is based upon proprietary information and is provided purely for reference and as such is confidential and intended solely for those to whom it was provided by JIC.*

Investors should carefully consider the investment objectives, risks, charges, and expenses of the Fund before investing. The prospectus, which contains more complete information about these and other matters, should be read carefully before investing. To obtain a prospectus, please call (513) 661-3100.



Media Contact: Rob Pasquinucci, 513.604.3556
rob.pasquinucci@intrinzicbrands.com

FOR IMMEDIATE RELEASE
May X, 2021

JOHNSON ASSET MANAGEMENT WINS REFINITIV LIPPER FUND AWARD
Johnson Institutional Intermediate Bond Fund is a 2021 Winner



REFINITIV LIPPER
FUND AWARDS
2021 WINNER
UNITED STATES

CINCINNATI, OHIO - Johnson Asset Management announced that one of its mutual funds received the 2021 Lipper Fund Award in recognition of consistently strong risk-adjusted performance relative to their peers. The the Johnson Institutional Intermediate Bond Fund is a 2021 winner of the Refinitiv Lipper Fund Award for "Best Fund over 3 Years" and "Best Fund over 5 Years" for Institutional Mutual Funds.

This honor is given to individual mutual funds that have outperformed peers based on risk-adjusted, consistent returns over three-, five-, and 10-years relative to their peers. Refinitiv Lipper designates award-winning funds in most individual classifications for the three-, five-, and 10-year periods.

Johnson Institutional Intermediate Bond Fund - "Best Fund over 3 Years" and "Best Fund over 5 Years"

"We are very proud of the results that we have been able to achieve for our clients. We are grateful that our passion for fixed income investing combined with our consistent, disciplined approach has led to this recognition by Lipper," said Michael Leisring. Michael is the Director of Fixed Income & Portfolio Manager for the Institutional Intermediate Bond Fund and has been with the firm since 1999.

Johnson Institutional Intermediate Bond Fund aims to provide consistent returns above the Bloomberg Barclays US Intermediate Government/Credit benchmark both over time and through time. Since the fixed income portion of a portfolio also serves as a risk diversifier to volatility, the investment team believes it is essential to provide consistent returns each and every year. The team seeks a high batting average of success without incurring unnecessary risks in the portfolio or making bets. Over time, the portfolio is design to deliver excess returns with comparable overall volatility to the market, and greater downside risk protection during difficult market periods.

The Core Bond fund is led by Johnson Asset Management's five-person Fixed Income Investment team. The objective of the funds is to outperform the market index with comparable volatility and greater downside risk protection. The team strives to deliver clients consistent and attractive long-term investment results using their proprietary Quality Yield approach.

About Refinitiv Lipper Fund Awards
For more than 30 years and in over 17 countries worldwide, the highly respected Refinitiv Lipper Awards have honored funds and fund management firms that have excelled in providing consistently strong risk-adjusted performance relative to their peers and focus the investment world on top-funds. The merit of the winners is based on entirely objective, quantitative criteria. This coupled with the unmatched depth of fund data, results in a unique level of prestige and ensures the award has lasting value. Renowned fund data and proprietary methodology is the foundation of this prestigious award qualification, recognizing excellence in fund management. Find out more at www.lipperfundawards.com.



About Johnson Asset Management

Johnson Asset Management is a division of Johnson Investment Counsel, a national investment management firm based in Cincinnati, Ohio specializing in the unique needs of institutional clients. They are an independent, 100% employee-owned firm with over $5.1 billion in institutional assets under management and over $15 billion in total firm wide assets under management as of December 31, 2020. Johnson has served institutional clients since 1976, regarding these relationships as partnerships and viewing exceptional client service as a cornerstone of the organization. The firm's primary objective is to deliver clients a high-quality portfolio designed to outperform the market with comparable volatility while providing stability — especially during periods of economic or market stress.

Disclosure: The Refinitiv Lipper Fund Awards, granted annually, highlight funds and fund companies that have excelled in delivering consistently strong risk-adjusted performance relative to their peers. The Refinitiv Lipper Fund Awards are based on the Refinitiv Lipper Fund Awards Methodology. Classification averages are calculated with all eligible share classes for each eligible classification. The calculation periods extend over 36, 60 and 120 months. The highest Lipper Leader® for Consistent Return (Effective Return) value within each eligible classification determines the fund classification winner over three, five or 10 years. The Lipper leader for Consistent Return rating is a risk-adjusted performance measure based on the Effective Return computation. Lipper Ratings for Consistent Return are computed for all Lipper classifications with five or more distinct portfolios and span both equity and fixed-income funds (e.g., large cap core, General U.S. Treasury, etc.). The ratings are subject to change every month and are calculated for the following periods: three-year, five-year, 10-year, and overall. The overall calculation is based on an equal-weighted average of percentile rankings of the Consistent Return metrics over three-, five- and 10-year periods (if applicable). The highest 20% of funds in each classification are named Lipper Leaders for Consistent Return, the next 20% receive a rating of 4, the middle 20% are rated 3, the next 20% are rated 2 and the lowest 20% are rated 1. For more information, see lipperfundawards.com. Although Refinitiv Lipper makes reasonable efforts to ensure the accuracy and reliability of the data contained herein, the accuracy is not guaranteed by Refinitiv Lipper. The award may not be representative of every client's experience. Johnson Investment Counsel has confirmed that the Johnson Equity Income Fund is a 2021 winner of the Refinitiv Lipper Award for "Best Fund over 5 Years" for Equity Income Funds. Johnson Investment Counsel has also confirmed that the Johnson Institutional Intermediate Bond Fund is a 2021 winner of the Refinitive Lipper Award for "Best Fund over 3 Years" and "Best Fund over 5 Years" for Institutional Mutual Funds. However, Johnson Investment Counsel does not review or confirm the information provided to Refinitiv Lipper Awards, nor does Johnson confirm or review the accuracy of the Refinitiv Lipper Fund Awards' rankings of the Johnson Equity Index Fund and the Johnson Institutional Intermediate Bond Fund, respectively. These awards are not indicative of future performance and there is no guarantee of future investment success.

Before you invest, you may want to review the Fund's Prospectus and Statement of Additional information, which contains more information about the Fund and its risks. You can find the Fund's Prospectus and other information about the fund online at www.johnsonmutualfunds.com. You can also get this information at no additional cost by calling (800) 541-0170 or by sending an email request to prospectus@johnsonmutualfunds.com.

###



Media Contact: Rob Pasquinucci, 513.604.3556
rob.pasquinucci@intrinzicbrands.com

FOR IMMEDIATE RELEASE
May X, 2021

JOHNSON INVESTMENT COUNSEL WINS REFINITIV LIPPER FUND AWARD
Johnson Equity Income Fund and Johnson Institutional Intermediate Bond Fund are 2021 Winners



REFINITIV LIPPER FUND AWARDS
2021 WINNER
UNITED STATES

CINCINNATI, OHIO - Johnson Investment Counsel announced that two of its mutual funds received the 2021 Lipper Fund Award in recognition of consistently strong risk-adjusted performance relative to their peers. The Johnson Equity Income Fund is a 2021 winner of the Refinitiv Lipper Fund Award for "Best Fund over 5 Years" for Equity Income Funds and the Johnson Institutional Intermediate Bond Fund is a 2021 winner of the Refinitiv Lipper Fund Award for "Best Fund over 3 Years" and "Best Fund over 5 Years" for Institutional Mutual Funds.

This honor is given to individual mutual funds that have outperformed peers based on risk-adjusted, consistent returns over three-, five-, and 10-years relative to their peers. Refinitiv Lipper designates award-winning funds in most individual classifications for the three-, five-, and 10-year periods.

Johnson Equity Income Fund - "Best Fund over 5 Years"

"Our core objective is to enhance the spending power of capital through a focused discipline on quality and shareholder yield. We are flattered to receive this award in recognition of our consistent ability to provide long term results for our clients," said Charles Rinehart. Charles is the Director & Portfolio Manager for the Equity Income Fund and has been with the firm since 2010.

Johnson Equity Income Fund is an equity portfolio that aims to provide long term capital growth with above average dividend income. The Fund invests primarily in common stocks of larger-sized U.S. companies (those with a market capitalization above $15 billion) with a focus on companies that are well positioned to navigate market and economic volatility. The portfolio management team invests through the lens of a full market cycle (peak-to-peak, trough-to-trough), seeking to outperform the index on a risk-adjusted basis. The team aims to accomplish this goal by reducing portfolio volatility and enhancing portfolio yield by investing exclusively in high quality companies with strong management teams that have a track record of building shareholder value. The team relies on a disciplined bottoms-up portfolio construction process that incorporates valuation and risk management in the context of portfolio volatility and bear market sensitivity.

Lipper Equity Income Funds Universe is composed of funds that, by prospectus language and portfolio practice, seek relatively high current income and growth of income by investing at least 65% of their portfolio in dividend-paying equity securities.

Johnson Institutional Intermediate Bond Fund - "Best Fund over 3 Years" and "Best Fund over 5 Years"

"We are very proud of the results that we have been able to achieve for our clients. We are grateful that our passion for fixed income investing combined with our consistent, disciplined approach has led to this recognition by Lipper," said Michael Leisring. Michael is the Director of Fixed Income & Portfolio Manager for the Institutional Intermediate Bond Fund and has been with the firm since 1999.

Johnson Institutional Intermediate Bond Fund aims to provide consistent returns above the Bloomberg Barclays US Intermediate Government/Credit benchmark both over time and through time. Since the fixed income portion of a portfolio also serves as a risk diversifier to volatility, the investment team believes it is essential to provide consistent returns each and every year. The team seeks a high batting average of success without incurring unnecessary risks in the portfolio or making bets. Over time, the portfolio is design to deliver excess returns with comparable overall volatility to the market, and greater downside risk protection during difficult market periods.



The Core Bond fund is led by Johnson Asset Management's five-person Fixed Income Investment team. The objective of the funds is to outperform the market index with comparable volatility and greater downside risk protection. The team strives to deliver clients consistent and attractive long-term investment results using their proprietary Quality Yield approach.

About Refinitiv Lipper Fund Awards

For more than 30 years and in over 17 countries worldwide, the highly respected Refinitiv Lipper Awards have honored funds and fund management firms that have excelled in providing consistently strong risk-adjusted performance relative to their peers and focus the investment world on top-funds. The merit of the winners is based on entirely objective, quantitative criteria. This coupled with the unmatched depth of fund data, results in a unique level of prestige and ensures the award has lasting value. Renowned fund data and proprietary methodology is the foundation of this prestigious award qualification, recognizing excellence in fund management. Find out more at www.lipperfundawards.com.

About Johnson Investment Counsel

Johnson Investment Counsel serves clients in 49 states and manages more than $15 billion in assets. Through Johnson Wealth Management, Johnson Family Office Services, Johnson Trust Company, and Johnson Asset Management, the firm serves individuals, corporations, retirement plans, foundations, and endowments. Johnson Investment Counsel is a 100 percent employee-owned company with 42 shareholders among 143 employees. Its professionals are dedicated to developing genuine relationships with clients and delivering exceptional service. Johnson Investment Counsel is committed to remaining an independent firm acting in the best interests of clients and employees.

Johnson Investment Counsel has six offices across Ohio and Michigan with two in Cincinnati, and one in each city Cleveland/Akron, Columbus, Dayton, and Metro Detroit. For more information on locations and services, visit http://www.johnsoninv.com.

Disclosure: The Refinitiv Lipper Fund Awards, granted annually, highlight funds and fund companies that have excelled in delivering consistently strong risk-adjusted performance relative to their peers. The Refinitiv Lipper Fund Awards are based on the Refinitiv Lipper Fund Awards Methodology. Classification averages are calculated with all eligible share classes for each eligible classification. The calculation periods extend over 36, 60 and 120 months. The highest Lipper Leader® for Consistent Return (Effective Return) value within each eligible classification determines the fund classification winner over three, five or 10 years. The Lipper leader for Consistent Return rating is a risk-adjusted performance measure based on the Effective Return computation. Lipper Ratings for Consistent Return are computed for all Lipper classifications with five or more distinct portfolios and span both equity and fixed-income funds (e.g., large cap core, General U.S. Treasury, etc.). The ratings are subject to change every month and are calculated for the following periods: three-year, five-year, 10-year, and overall. The overall calculation is based on an equal-weighted average of percentile rankings of the Consistent Return metrics over three-, five- and 10-year periods (if applicable). The highest 20% of funds in each classification are named Lipper Leaders for Consistent Return, the next 20% receive a rating of 4, the middle 20% are rated 3, the next 20% are rated 2 and the lowest 20% are rated 1. For more information, see lipperfundawards.com. Although Refinitiv Lipper makes reasonable efforts to ensure the accuracy and reliability of the data contained herein, the accuracy is not guaranteed by Refinitiv Lipper. The award may not be representative of every client's experience. Johnson Investment Counsel has confirmed that the Johnson Equity Income Fund is a 2021 winner of the Refinitiv Lipper Award for "Best Fund over 5 Years" for Equity Income Funds. Johnson Investment Counsel has also confirmed that the Johnson Institutional Intermediate Bond Fund is a 2021 winner of the Refinitive Lipper Award for "Best Fund over 3 Years" and "Best Fund over 5 Years" for Institutional Mutual Funds. However, Johnson Investment Counsel does not review or confirm the information provided to Refinitiv Lipper Awards, nor does Johnson confirm or review the accuracy of the Refinitiv Lipper Fund Awards' rankings of the Johnson Equity Index Fund and the Johnson Institutional Intermediate Bond Fund, respectively. These awards are not indicative of future performance and there is no guarantee of future investment success.

Before you invest, you may want to review the Fund's Prospectus and Statement of Additional information, which contains more information about the Fund and its risks. You can find the Fund's Prospectus and other information about the fund online at www.johnsonmutualfunds.com. You can also get this information at no additional cost by calling (800) 541-0170 or by sending an email request to prospectus@johnsonmutualfunds.com.